ANNUAL INFORMATION FORM

For the Year Ended February 29, 2008

Dated May 29, 2008

This Annual Information Form provides you with information about Virginia Mines Inc. as of February 29, 2008.

Annual Information Form, May 29, 2008
Virginia Mines Inc.

Table of Contents

Glossary Terms

ITEM I – Corporate Structure
1.1 Name and Incorporation
1.2 Intercorporate Relationships

ITEM II – General Development of the Business
2.1 Three-year History
2.2 Significant Acquisitions

ITEM III – Description of the Business
3.1 The Coulon JV Property
3.2 The Corvet Est Property
3.3 The Poste Lemoyne Extension Property

ITEM IV – Dividends

ITEM V – Capital Structure

ITEM VI – Stock Market for the Trading of Shares

ITEM VII – Escrowed Shares

ITEM VIII – Risk Factors
8.1 Industry Conditions
8.2 Regulatory Matters
8.3 Permits, Licences and Approvals
8.4 Title to Property
8.5 Competition
8.6 Dependence on Management
8.7 Conflicts of Interest
8.8 Commercialization
8.9 Uninsured Hazards
8.10 Land Claims

ITEM IX – Directors and Officers
9.1 Biographical Notes
9.2 Corporate Cease Trading or Bankruptcies
9.3 Penalties or Sanctions
9.4 Personal Bankruptcies
9.5 Conflicts of Interest

ITEM X – Promoters

ITEM XI – Audit Committee Information
11.1 The Audit Committee Charter
11.2 Composition of the Audit Committee
11.3 Relevant Education and Experience
11.4 Reliance on Certain Exemptions
11.5 External Auditor Service Fees

ITEM XII – Legal Proceedings

ITEM XIII – Interest of Management and Others in Material Transactions

ITEM XIV – Registrar and Transfer Agent

ITEM XV – Material Contracts

ITEM XVI – Interest of experts

ITEM XVII – Additional Information

Members

Attendance in meetings

SCHEDULE A: Audit Committee Charter

Annual Information Form, May 29, 2008
Virginia Mines Inc.

Glossary Terms

The following is a glossary of terms used in this annual information form.

Term	Description
“Ag”	Chemical symbol for silver.
“alteration”	Any change in the mineralogic composition of a rock that is brought about by physical or chemical means.
“amphibolite facies”	Said of metamorphic rocks formed under moderate to high pressure and temperatures of 450 to 700 degrees C.
“anomaly”	Geochemical and geophysical data, which deviates from regularity.
“Archean”	Oldest rocks of the Precambrian Era, older than about 2,400 million years.
“arsenic”	Mineral with the chemical symbol As. Native element occurring in grey masses.
“arsenopyrite”	Iron-arsenic sulphide, FeAsS.
“As”	Chemical symbol for the mineral arsenic.
“assay”	Analysis to determine the presence, absence or quantity of one or more chemical components.
“Au”	Chemical symbol for the metallic element gold.
“auriferous”	Containing gold.
“basalt”	Dark coloured, fine-grained usually extrusive igneous rock (volcanic) composed mainly of feldspar and pyroxene.
“base metal”

Metal, such as copper, lead, nickel, zinc or cobalt, of comparatively low value and relatively inferior in certain properties (such as resistance to corrosion) compared to noble metals such as gold, silver or platinum.

“basement”	Igneous and metamorphic crust of the earth, underlying sedimentary rocks.
“basic”	Igneous rock having relatively low silica content.
“biotite”	Generally dark coloured iron, magnesium and potassium rich mica.
“block”	Regional geological unit containing rocks of similar age.
“breccia”	Rock fragmented into angular components.
“channel sampling”	Gathering a sample by cutting a channel a few centimetres wide and more than one-half centimetre deep along a surface.
“Cobalt”	A white metal, alloying element used in tool, magnet and heat resisting steels. Together with tungsten and molybdenum, cobalt is used to form the super high speed steels.
“conductor”	Geophysical characteristic by which an electric current can be generated through an electrical charge or an electromagnetic field.
“conglomerate”	Coarse-grained sedimentary rock composed of fragments greater than 2 millimetres (pebbles, cobbles, boulders).
“copper”	Metallic element with the chemical symbol Cu.
“Cu”	Chemical symbol for the metallic element copper.
“diamond (drill) hole”	A method of obtaining a cylindrical core of rock by drill with a diamond set or diamond impregnated bit.
“dyke”	Tabular body of igneous rock crosscutting the host strata at a high angle.
“EM”	Electromagnetic.
“extrusive”	Pertaining to igneous rocks ejected at the surface of the earth.
“facies”	Characteristics of a rock body or part of a rock body that differentiate it from others as in appearance, composition, etc.
“fault”	A fracture in a rock along which there has been relative movement either vertically or horizontally.
“Fe”	Chemical symbol for the metallic element iron.
“feldspar”	A group of common aluminosilicate minerals.
“feldspathic”	Containing feldspar as a principal ingredient.
“felsic”	Igneous rock composed principally of feldspars and quartz.
“fold”	Bend in strata or any planar structure.
“formation”	Body of rock identified by lithological characteristics and stratigraphic position.
“g/t”	Grams per tonne.
“gabbro”	Coarse grained mafic intrusive rock composed mainly of plagioclase and pyroxene.
“geochemical survey”	Measure of the abundance of different elements in rock, soil, water etc.
“geochemistry”	Study of variation of chemical elements in rocks or soil.
“geophysics”	Study of the earth by quantitative physical methods.
“gneiss”	Foliated metamorphic rock characterized by alternating bands of light and dark minerals.
“gold”	Metallic element with the chemical symbol Au.
“granite”	Medium to coarse-grained felsic intrusive rock.
“greenstone”	Field term for metamorphosed mafic and ultramafic igneous rocks.
“greenstone belt”	Elongated belts in Archean terrain characterized by major zones of greenstones.
“group”	A number of contiguous or associated formations having significant lithologic features in common.
“hectare”	Square of 100 metres by 100 metres.
“horizon”	A defined layer within a stratigraphic sequence, which has unique characteristics distinguishing it from the rest of the sequence.
“igneous”	Rock or material, which solidified from molten material.
“interbedded”	Having beds lying between other beds with different characteristics.
“intrusive”	Said of an igneous rock that invades older rocks.
“IP (induced polarization)”	The production of change in double-layer density of charge brought about by application of an electric or magnetic field.
“lava”	Fluid rock such as that which issues from a volcano or fissure in the earth’s surface.
“lens”

A geologic deposit that is thick in the middle and converges toward the edges, resembling a convex lens; an irregularly shaped formation consisting of a porous, permeable sedimentary deposit surrounded by impermeable rock.

“line cutting”	Technique consisting of making corridors of equal spacing on the ground to have a precise reference of the location of a specific area.
“mafic”	Descriptive of rocks composed dominantly of magnesium and iron forming silicates.
“magmatic”	Of magma (liquid or molten rock deep in the earth, which on cooling solidifies to produce igneous rock).
“magnetic survey”	Geophysical technique which measures variations in the earth’s magnetic field caused by variations in rock type of geological structures.
“magnetometry”	Measurement of magnetic forces, especially of the earth’s magnetic field.
“massive deposit”	Deposit that contains a very high percentage of a mineral or minerals and usually has an irregular to compact shape.
“MEP”	Mineral Exploration Permit.
“mineralization”	The concentration of metals and their chemical compounds within a body of rock.
“Mo”	Chemical symbol for the element molybdenum.
“Ni”	Chemical symbol for the metallic element nickel.
“NI 43- 101” or “43- 101”	National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.
“NSR”	Net Smelter Royalty – Royalty based on the actual gold sale price received less the cost of refining at an off-site refinery.
“ore”	Rock containing mineral(s) or metals that can be economically extracted.
“ore body”	A solid and fairly continuous mass of ore.
“outcrop”	An exposure of bedrock at the surface.
“Pb”	Chemical symbol for the metallic element lead.
“PGE”	Abbreviation for platinum group elements.
“plutonic/pluton”	Rocks formed at depth and high pressures.
“pyrite”	Iron sulphide (FeS 2).
“pyrrhotite”	A magnetic iron sulphide material.
“reconnaissance”	A general examination or survey of a region with reference to its main features, usually as a preliminary to a more detailed survey.
“silicified”	Said of a rock in which the original rock minerals have been replaced by silica.
“SOQUEM”	A Québec Crown Company.
“stringer”	A very small vein either independent or occurring as a branch of a larger vein; also known as string.
“sulphide”	A group of minerals in which one or more metals are found in combination with sulphide.
“till”

Unsorted and unstratified drift consisting of a heterogeneous mixture of clay, sand, gravel, and boulders which is deposited by and underneath a glacier; also known as boulder clay, glacial till and icelaid drift.

“tonalite”	Quartz diorite; a group of plutonic rocks having the composition of diorite but with large amounts of quartz (greater than 20%); also known as quartz-bearing diorite.
“tonne”	Metric unit of weight equivalent to volume multiplied by specific gravity, equivalent to 1,102 tons.
“traverse”	Line of survey or sampling across a thin section of a geological region.
“trenching”	The act of blasting or digging through overburden/outcrop to attend fresh outcrop for mapping and sampling.
“troctolite”	A gabbro composed principally of calcic plagioclase and olivine, with no pyroxene; also known as forellenstein.
“tuff”	A rock formed of compacted volcanic fragments, generally less than 4 millimetres in diameter.
“U”	Chemical symbol for the metallic element uranium.
“ultramafic”	Descriptive of igneous rock containing virtually no quartz or feldspar and composed mainly of olivine and pyroxene.
“volcanic”	Descriptive of rocks originating from volcanic activity.
“volcanogenic”	Formed by processes directly connected with volcanism.
“volcano-sedimentary”	Type of rock involved simultaneously in a volcanic and a sedimentary activity.
“wacke”	Sandstone composed of a mixture of angular and unsorted or poorly sorted fragments of minerals and rocks and an abundant matrix of clay and fine silt.
“Zn”	Chemical symbol for the metallic element zinc.

Annual Information Form, May 29, 2008
Virginia Mines Inc.

ITEM I – Corporate Structure

1.1 Name and Incorporation.

Virginia Mines Inc. (the “Company”) was incorporated on November 30, 2005, under the CBCA and is the result of the transaction pursuant to a Plan of Arrangement involving the Company, Goldcorp Inc. and the Company’s predecessor Virginia Gold Mines Inc. The transaction was approved by the shareholders on March 24, 2006, to be effective on March 31, 2006. Virginia Gold Mines Inc. is itself the result of an amalgamation of Exploration Diabior Inc. and Virginia Gold Mines Inc. (“Old Virginia”) (collectively the “Predecessor Companies”) as of June 1, 1996.

Further to this Plan of Arrangement effective March 31, 2006, the following events occurred:

  Virginia Gold Mines Inc. became a wholly-owned subsidiary of Goldcorp, and holds the Éléonore property and assumed the liabilities related to the Éléonore property. Effective April 25, 2006, the name Virginia Gold Mines Inc. was changed to "Les Mines Opinaca Ltée".

  Virginia Gold Mines Inc. transferred to the Company the assets not related to the Éléonore property at fair market value for a consideration consisting of the issuance of 18,017,817 shares by the Company and the assumption by the Company of the liabilities not related to the Éléonore property. Furthermore, the Company assumed the continuing operations of Virginia Gold Mines, except for the Éléonore property.

As part of the Plan of Arrangement, each shareholder of Virginia Gold Mines Inc. received 0.5 shares of the Company and 0.4 shares of Goldcorp.

The registered and head office of the Company is located at 116, rue St-Pierre, bureau 200, Québec, QC G1K 4A7.

1.2 Intercorporate Relationships

The Company does not have any subsidiaries.

ITEM II – General Development of the Business

The Company’s activities consist mainly of acquisition, exploration, development and eventually exploitation of mining exploration properties. Exploring mining properties was the Company’s principal business. In this regard, the Company was called upon to enter into different agreements specific to the mining industry such as the purchase or option to purchase mining exploration properties and joint venture agreements. The Company is not currently operating any mines.

2.1 Three-year History

NOTE 1 – Information from the March 2005 to February 2006 period are those of Virginia Gold Mines Inc. For more clarity and to avoid confusion, please note that Virginia Gold Mines Inc. and Virginia Mines Inc. are referred to as “Virginia” and “the Company” respectively.

NOTE 2 – Any statement or reference to dollar amounts herein shall mean lawful money of Canada unless otherwise indicated.

2.1.1 For the fiscal year March 2007 – February 2008

The Coulon JV, Corvet Est and Poste Lemoyne Extension projects, all located in the James Bay region, remained the key exploration projects of the Company for the 2007-2008 financial period. In September 2007, the Company announced the signing of an amendment to the Coulon JV agreement pursuant to which the Fontanges Sud and Coulon Pitaval properties, located to the south and to the north of the Coulon JV property respectively, were merged with the Coulon JV project thus bringing the total surface

Annual Information Form, May 29, 2008
Virginia Mines Inc.

area to more than 1,500 square kilometres. Pursuant to this amendment, Breakwater Resources Ltd (“Breakwater”) was granted the option of acquiring a 50% interest in the new Coulon JV property, for consideration consisting of $7.5M exploration work ($6.5M in the former agreement) over a 9-year period (previously 8 years) and payments totalling $180,000 over a 4-year period. The Company remains the operator up to the completion of a pre-feasibility study. During October 2007, Breakwater had fulfilled all its obligations pursuant to the agreement thus earning its 50% interest in the Coulon JV property. During the 2007-2008 fiscal year, expenditures incurred by Breakwater and the Company amounted to $9,582,248 and $3,711,093 respectively. These amounts were allocated to an important exploration program that consisted of 93 diamond-drill holes totalling 40,204 metres, a VTEM heliborne survey, borehole and ground InfiniTEM surveys as well as geological mapping and prospecting.

The Company was also quite active on the Corvet Est project with its partner Goldcorp Inc. (formerly Placer Dome (CLA) Ltd.), which invested $1,629,766 in exploration work during the fiscal year to carry out a diamond-drill program of 14 holes totalling 4,658 metres as well as geological mapping.

In the same period, the Company was also very active on its Poste Lemoyne Extension project where it completed a new 19-hole campaign totalling 5,564 metres. This program was aimed at testing in more detail the Orfée Est gold zone and some regional targets. Prospecting and geological mapping was also conducted on this property. During the 2007-2008 fiscal year, the Company’s expenditures on this project amounted to $1,427,613.

In the 2007-2008 fiscal year, the Company succeeded in developing several new partnerships. In May 2007, the Company announced the signing of an agreement with IAMGOLD Corporation (“IAMGOLD”) on the Anatacau property, located in the Opinaca reservoir region, James Bay. In accordance with this agreement, the Company has the option to acquire a 100% interest in the Anatacau property for consideration consisting of $3M exploration work to be carried out before December 31, 2012, and a $25,000 payment upon signing of the agreement. Should the Company acquire a 100% interest in the property, IAMGOLD will retain a 2% net smelter returns royalty (NSR). The Company may buy back half (1%) of this royalty for $1.5M.

The Company also completed two new agreements with Breakwater. The first one was signed in June 2007 concerning the Trieste property, located within the La Grande Archean volcanosedimentary belt, James Bay region, province of Quebec. According to the agreement, Breakwater has the option to earn a 50% interest in the property for consideration consisting of $1M exploration work before May 8, 2011, and payments totalling $50,000. The Company will be the operator. In August 2007 the Company announced the signing of the second agreement with Breakwater, this time concerning its Lac Gayot property, located north of the Caniapiscau reservoir, province of Quebec. In accordance with the agreement, Breakwater has the sole and exclusive right and option to earn an undivided 50% beneficial interest in the property for consideration consisting of $10M exploration work over a 9-year period and cash payments totalling $170,000 over a 4-year period. The Company will be the operator up to the completion of a positive pre-feasibility study. This agreement is subject to a 1% NSR in favour of Billiton Resources Canada.

In August 2007, the Company signed an agreement with Ressources Strateco Inc. (“Strateco”) pursuant to which Strateco acquired a 100% interest in the Apple property, located in the James Bay region of Quebec, for consideration consisting of the issuance to the Company of 3,250,000 common shares of Strateco. The agreement is subject to a 2% NSR in favour of the Company. Strateco may buy back 1% of the royalty for $1M.

An agreement was also completed with Commerce Resources Corp. (“Commerce Resources”) pursuant to which Commerce Resources acquired a 100% interest in 8 claims of the Tantale Erlandson property located in the Labrador Trough, Quebec, for consideration consisting of the issuance of 710,000 common shares and 290,000 warrants exercisable for a 2-year period at a price of $1.12 per share. The agreement is subject to a 1% royalty (NSR) in favour of the Company and to a 5% royalty (NPI) in favour of two prospectors. Commerce Resources has the right to buy back this 5% royalty (NPI) for $500,000.

The Company also announced the signing of an agreement with Matamec Exploration Inc. (“Matamec”) pursuant to which Matamec will acquire a 100% interest in 204 claims of the Uranium Nord property

Annual Information Form, May 29, 2008
Virginia Mines Inc.

located in the Ungava Peninsula, northern Québec, for consideration consisting of a payment of $47,532 and the issuance of 200,000 common shares of a subsidiary that will be constituted by Matamec. The agreement is subject to a 1% NSR in favour of the Company. Matamec and its subsidiary have the right to buy back 0.5% of the NSR for $500,000.

Finally, the Company announced the signing of a partnership agreement with the Nunavik Mining Exploration Fund (“NMEF”) on the Champdoré and Rivière Georges projects, located east of the Labrador Trough, Kuujjuaq region, province of Québec. Through this agreement, NMEF acquired a 50% interest in the two properties for consideration of a $51,940 payment. Therefore, work will be carried out in partnership with NMEF on a 50-50 basis and NMEF will be the operator until December 31, 2008 after which the Company will become the operator.

2.1.2 For the fiscal year March 2006 – February 2007

In December 2005, Virginia announced the signing of a significant agreement with Goldcorp Inc. (“Goldcorp”) pursuant to which Goldcorp would acquire from Virginia the Éléonore gold property in a friendly transaction. On March 24, 2006, the shareholders of Virginia approved a plan of arrangement (effective on March 31, 2006) involving Goldcorp, the Company and Virginia. Each shareholder of Virginia received 0.5 share of the Company and 0.4 share of Goldcorp for each share of Virginia. In addition, Virginia transferred to the Company all the assets not related to the Éléonore property. The Company also assumed the liabilities not related to the Éléonore property as well as a 2% sliding-scale production royalty on Virginia’s Éléonore property.

Further to the closing of the arrangement, the Coulon JV, Corvet Est and Poste Lemoyne Extension projects, all located in the James Bay region, have become the most important exploration projects of the Company for the fiscal year 2006-2007. On April 10, 2006, the Company entered into an important agreement with Breakwater on the Coulon JV project. According to the agreement, Breakwater has the option to acquire a 50% interest in the property for a consideration consisting of $6.5M exploration work to be carried out in the next eight years and payments totalling $180,000. This agreement was amended in 2007 to add additional properties to the Coulon JV project and change the consideration payable by Breakwater for the 50% interest to $7.5M in exploration work over a 9-year period. (See section 2.1.1 above.) The Company will be the operator. Exploration expenditures incurred by Breakwater totalled $1,697,243 during the fiscal year 2006-2007. The exploration program conducted during that period included eight diamond-drill holes, heliborne (Emosquito), ground (InfiniTEM) and borehole Pulse-EM geophysical surveys, as well as prospecting and geological mapping.

The Company was also very active on the Corvet Est project with its partner Goldcorp (formerly Placer Dome (CLA) Ltd.), which incurred $1,262,624 in exploration work during the 2006-2007 period to conduct a mapping and diamond-drill program. During the same period, the Company was also active on its Poste Lemoyne Extension project where it carried out a drill program (11 holes) to mainly test in more detail the already known gold zones Orfée and Orfée Est. The Company spent $641,905 on this project during fiscal 2006-2007.

In addition to the signing of the Breakwater agreement on the Coulon JV project, the Company was successful in developing many new partnerships during the fiscal year 2006-2007. The Company signed in April 2006 an agreement with Alexandria Minerals Company (“Alexandria”) pursuant to which Alexandria will acquire a 100% interest in 13 claims located near the former Stabell mine in the Val-d’Or region for consideration consisting of $15,000 in cash and the issuance of 1,000,000 common shares in favour of the Company, which shall retain a royalty to be determined according to the gold price. The shares were issued and the cash payment received.

The Company announced in May 2006 the signing of an agreement with Uranium Star Company (“Uranium Star” ─ formerly Yukon Resources Corporation) pursuant to which Uranium Star has the option to acquire a 75% undivided interest in the Sagar property located in the Labrador Trough, Northern Quebec. In consideration, Uranium Star had to issue 2,000,000 shares and 2,000,000 share purchase warrants and incur exploration expenditures of $2,000,000 on the property by August 2008. Furthermore, Uranium Star acquired the Company’s remaining 25% interest in the Sagar property for a consideration consisting of 1,000,000 shares and 1,000,000 share purchase warrants. Once Uranium Star has

Annual Information Form, May 29, 2008
Virginia Mines Inc.

acquired its 100% interest in the property, the Company shall retain a 1.5% royalty (NSR) and will also keep a 51% back-in right in any gold discovery with an indicated resource calculated in accordance with NI 43-101 of no less than 500,000 ounces.

In June 2006, the Company entered into agreement with Fonds d’exploration minière du Nunavik (“FEMN”) to explore, in partnership on an equal participation, various properties located in Quebec’s Great North.

Also in June 2006, the Company announced the signing of an agreement with Billiton Resources Canada Inc. (“Billiton”) pursuant to which the Company has the option to acquire Billiton’s 50% interest in the Lac Gayot property in consideration of the issuance of 600,000 shares of Virginia to Billiton. Billiton shall retain a 1% royalty (NSR). The Company will then have a 100% interest in the project. The Company acquired Billiton’s interest in the 2006-2007 fiscal year.

In September 2006, the Company announced that it entered into agreement with MacDonald Mines Ltd. (“MacDonald Mines”) on the LG 3.5 project, located in the James Bay region in the province of Québec. In accordance with the agreement, MacDonald Mines has the option to acquire a 50% interest in the property for consideration consisting of $1.2M exploration work and cash payments totalling $40,000 over a 5-year period. The Company will be the operator.

Also in the fall of 2006, the Company signed an agreement with Eloro Resources Ltd. (“Eloro”) on the La Grande Nord property pursuant to which Eloro has the option to acquire a 50% interest in the property in consideration of $1M exploration work to be carried out over a five-year period and payments totalling $50,000 to be paid, at Eloro’s discretion, either in cash or in common shares of Eloro. Eloro will be the operator during the option period and the Company will become the operator afterwards.

2.1.3 For the fiscal year March 2005 – February 2006

The Éléonore project remained by far the major exploration project of Virginia during the fiscal year 2005-2006 with exploration expenditures totalling $15,188,342. From March 2005 to December 2005 Virginia pursued its economic evaluation of the Roberto system through an extensive exploration program that included 53,000 metres of diamond drilling, MAG and IP surveys as well as geological mapping and mechanical stripping. This work program allowed the confirmation of the Roberto system over 1.9 kilometres laterally and to a vertical depth of 900 metres. The system remains open in its lateral extensions and at depth.

On December 4, 2005, Virginia and Goldcorp executed a letter of agreement regarding the acquisition of the Éléonore gold property in a friendly transaction, whereby Goldcorp acquired pursuant to a plan of arrangement all of the issued and outstanding shares of Virginia. Under the arrangement, each Virginia shareholder received 0.4 of a Goldcorp common share and 0.5 of a share of the Company for each issued Virginia share. Virginia also transferred to the Company all assets not related to the Éléonore property at fair market value for a consideration consisting of the issuance of shares by the Company and the assumption by the Company of the liabilities not related to the Éléonore property and a 2% sliding-scale royalty on the Éléonore property. Following the announcement of the transaction the exploration program resumed gradually in January 2006 on the property and the Company supervised the work on behalf of Goldcorp during the transition period.

On May 6, 2005, Virginia entered into an agreement on the Corvet Est project with former Placer Dome (CLA) Limited that since has been acquired by Goldcorp. Pursuant to this agreement Goldcorp has the option to earn a 50% undivided interest in the Corvet Est Property and the Lac Eade Property in consideration for:

(i) Option payments totalling $90,000 on or before the second anniversary of the agreement ($90,000 received by Virginia as at February 29, 2008); and

(ii) Exploration expenditures totalling $4,000,000 before the 5 th anniversary of the agreement.

On October 28, 2005, Virginia entered into agreement with GlobeStar Mining Company (“GlobeStar”) on the Poste Lemoyne Extension Property. Pursuant to this agreement, Virginia acquired TGW Company

Annual Information Form, May 29, 2008
Virginia Mines Inc.

Inc.’s (“TGW”), a subsidiary of GlobeStar, a 50% undivided interest in the Poste Lemoyne Property in consideration for the issuance of 160,000 common shares of Virginia and a 1% Net Smelter Return, half of which is redeemable in consideration for a sum of $500,000.

Virginia also announced in May 2005 the execution of an agreement with Augyva Mining Resources with regard to the sale by Virginia of an iron-ore property called Lac Duncan. Pursuant to this agreement, Augyva acquired a 100% interest in the property for consideration of the issuance to Virginia of 1.5 million shares of Augyva. Virginia also retained several royalties.

During the 2005-2006 fiscal year, Falconbridge Limited (“Falconbridge”) withdrew from the agreement signed in June 2004 by its predecessor Noranda Inc. (“Noranda”), pursuant to which Noranda was granted an option to acquire a 50% participating interest in the Coulon JV property. Consequently, Virginia retained a 100% interest in the Coulon JV property.

2.2 Significant Acquisition

The Company has not completed any significant acquisition during the fiscal year ended February 29, 2008 within the meaning of National Instrument 51-102 on continuous disclosure obligations ( Quebec).

ITEM III – Description of the Business

As at February 29, 2008, the most material properties of the Company were the following:

3.1 The Coulon JV Property

3.1.1 Description and Location of Property

The Coulon JV property is located 55 kilometres NNE of the Fontanges Airport operated by Hydro-Québec, in the Caniapiscau area, about 700 kilometres to the ENE of Matagami in the James Bay region of the province of Québec. The Coulon JV property now consists of 3,035 claims covering a surface area of 150,738 hectares (approximately 1,500 square kilometres). The camp is centred at UTM coordinates (NAD 27, Zone 19) 356290 E 6057960 N, around 15 kilometres north of Fontanges Airport.

In September 2007, the Company announced the signing of an amendment to the Coulon JV agreement pursuant to which the Fontanges and Coulon Pitaval properties, located to the south and the north of the Coulon JV property respectively, were merged with the Coulon JV project, thus bringing the total surface area of the property to more than 1,500 square kilometres. Through this amendment Breakwater has the option to acquire a 50% interest in the Coulon JV property for consideration of $7.5M exploration expenditures (formerly $6.5M) over a 9-year period (formerly 8 years) and payments totalling $180,000 over a 4-year period. The Company will remain the operator until the completion of a pre-feasibility study. As at the end of October 2007, Breakwater had fulfilled all its obligations pursuant to the agreement thus earning its 50% interest in the Coulon JV property.

3.1.2 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The property is accessible by gravelled road all year. The topography of the property is relatively rippled with altitudes varying from 420 to 580 metres. Hydrography is made up of several large lakes but no major rivers. Vegetation is typically taïga with vast forests and barren mountaintops. In general, there is no snow and lakes are not frozen between June and October.

3.1.3 History

The area of the Coulon JV property appears not to have been the object of important exploration work in the past, except for a program of exploration for uranium (carried out in 1977 by the SDBJ - Société de développement de la Baie James) with SERU Nucléaire Canada Ltd.

Annual Information Form, May 29, 2008
Virginia Mines Inc.

3.1.4 Geological Setting

The Coulon JV project lies at the junction of four lithotectonic domains: the La Grande, Ashuanipi, Minto and Bienville Archean sub-provinces. The region is part of the Goudalie-La Grande assemblage. The sector is dominated by intrusions of tonalite and granite, which are hosts to several kilometric to decakilometric Archean volcano-sedimentary belts (ex. Venus, Charras, Marylin, Pitaval, Coulon). Most of these belts contain basalts and felsic tuffs but ultramafic lavas are also present and particularly abundant in the Venus, Marilyn, and Charras belts.

The most frequent lithostratigraphic assemblages seen on the Coulon JV property include the Brésolles Suite, the Gayot Complex, and the Aubert Formation. The Brésolles Suite consists mainly of foliated tonalitic gneisses representing the basement. The Gayot Complex is dominated by metabasalts with lesser quantities of metasediments, pyroclastites, and iron formations. The Aubert Formation extends in a NS direction to the Fontanges Airport, up to the Vaujours fault, tens of kilometres further north. It includes polygenic conglomerates, metamorphosed felsic volcanics and hornblende-biotite paragneiss.

For more details on the geological setting, the reader is referred to the 43-101 technical report entitled “ Technical Report and Recommendations, 2007 Exploration Program, Coulon JV Project, Québec Mines Virginia Inc., January 2008 ” , prepared by Mathieu Savard, B.Sc., P. Geo. (Virginia Mines Inc.), Jérôme Lavoie, B.Sc., P. Eng. (Virginia Mines Inc.), Louis Grenier, B.SC., Jr. Eng. (Virginia Mines Inc.), Isabelle Roy, B.SC., P. Geo. (Virginia Mines Inc.), Vital Pearson, M.Sc. P. Eng., and Paul Archer, M.Sc., P. Eng. (Virginia Mines Inc.), filed by the Company on January 28, 2008, and available on SEDAR (www.sedar.com).

3.1.5 Exploration and Drilling

Exploration activity on the Coulon JV property is based on a regional reconnaissance survey carried out by Virginia in the summer of 2003 that had outlined many new interesting polymetallic showings within the Coulon and Pitaval Archean volcanic belts. Subsequent work including airborne and ground Mag-EM surveys as well as several drill campaigns carried out from 2004 to 2006 led to the discovery of five significant volcanogenic sulphide lenses that returned values of up to 15.39% Zn, 3.12% Pb, 117 g/t Ag and 0.46% Cu over 10.5 metres (lens 16-17), 7.54% Zn, 1.69% Cu, 43.64 g/t Ag, 0.37% Pb and 0.13 g/t Au over 20.64 metres (lens 9-25); 12.65% Zn, 1.36% Cu, 1.54% Pb, 125 g/t Ag and 0.3 g/t Au over 4.7 metres (lens 08); 3.08% Zn, 1.53% Cu, 22.06 g/t Ag, 0.21 g/t Au over 11 metres (lens 44), and 4.49% Zn, 1.37% Pb, 59.2 g/t Ag and 0.6% Cu over 3.5 metres (lens 43).

In the 2007-2008 fiscal year, the Company carried out an important exploration program that consisted of a heliborne geophysical survey, borehole and ground InfiniTEM surveys, geological mapping and prospecting as well as 93 diamond-drill holes totalling 40,204 metres. Of this total, 30 holes tested the extensions of lens 44 ( 16,875 metres), 4 holes tested lens 08 ( 1,258 metres), 11 holes tested lens 9-25 ( 7,483 metres) of which 5 also tested lens 08, 22 holes tested lens 43 ( 9,015 metres) and finally 26 holes evaluated new showings and geophysical targets ( 5,573 metres). The drill program extended significantly the extensions of lenses 08, 9-25, 43, and 44 laterally and at depth.

Lens 08 is now confirmed over 200 metres in length and to a vertical depth of 700 metres and it has an average true thickness of 5 metres. Lens 08 yielded many significant intersections in drilling with a maximum of 2.87% Zn, 1.22% Cu and 27.61 g/t Ag over 20.15 metres in hole CN-07-53B. Lens 9-25 is located directly to the east of lens 08. Drilling confirmed the continuity of the mineralization over 200 metres laterally and to a vertical depth of 400 metres. Lens 9-25 has an average true thickness of 8 metres. Lens 9-25 returned many interesting drill results of up to 6.73% Zn, 0.91% Cu and 32.48 g/t Ag over 7.2 metres in hole CN-07-57. Drilling increased significantly the extensions of lens 44, which is now followed over 400 metres laterally and to a vertical depth of 600 metres, with an average true thickness of 10.5 metres. The best drill result obtained in lens 44 in 2007-2008 is 12.51% Zn, 0.48% Cu, 2.19% Pb and 74.06 g/t Ag over 15.7 metres in hole CN-07-92. As for lens 43, it was followed along its plunge over a 600-metre length and over a distance of 150 to 200 metres along its dip. Lens 43 has an average true thickness of 3 metres and is oriented northeast-southwest, with an approximate dip of 45°´towards the southeast. A second mineralized zone parallel to main zone 43 seems to develop at depth and was

Annual Information Form, May 29, 2008
Virginia Mines Inc.

intercepted by a few holes. The best drill result obtained in lens 43 is 4.47% Zn, 1.24% Cu and 10.9 g/t Ag over 5.8 metres in hole CN-07-84.

Summer 2007 exploration led to the discovery at surface of a new mineralized lens, the Spirit showing, located 8 kilometres northwest of lens 08. The Spirit showing yielded values of up to 12.95% Zn, 7.22% Cu, 1.24% Pb and 200 g/t Ag in grab samples. It was also channel sampled laterally over 40 metres approximately. The polymetallic mineralization is developed in average thicknesses of a few metres and returned values including 12.17% Zn, 0.33% Cu and 36.66 g/t Ag over 1.6 metre and 3.91% Zn, 0.82% Cu and 34.68 g/t Ag over 3.35 metres. The mineralized zone remains open laterally under the overburden cover. The vertical continuity of the Spirit showing was also confirmed by hole CN-07-93A, which intercepted a massive sulphide zone very rich in sphalerite that returned values of 13.07% Zn, 0.14% Cu and 4.94 g/t Ag over 3 metres at a depth of 25 metres. Hole CN-07-93B, drilled directly under this intersection, crosscut a pegmatite intrusion in the targeted extension of the mineralization. Three other short holes tested the lateral extensions of the Spirit showing at 50 metres on both parts of the discovery. Holes CN-07-101A and 101B, on a section 50 metres south of the showing, and hole CN-07-102, on a section 50 metres north of the showing, intercepted favourable volcanics but did not intersect mineralization. However, hole CN-07-94A testing a weak Maxmin conductor located 330 metres southwest of the Spirit showing intercepted a disseminated to semi-massive sulphide zone that returned 4.11% Zn, 2.32% Cu and 62.08 g/t Ag over 6.15 metres. Hole CN-07-94B, drilled directly under this intersection, intercepted a thin disseminated sulphide zone that yielded 1.09% Zn, 0.58% Cu and 17.5 g/t Ag over 1 metre. These two intersections are located at vertical depths of 30 and 40 metres respectively. Finally, holes CN-07-96 and CN-07-97, testing other Maxmin conductors located over 500 metres to the west of the Spirit showing, intercepted barren mineralized zones. Surface work also exposed a mineralized boulder field on the Ishikawa grid. These boulders returned values of 0.14 to 6.14% Cu, 0.29 to 4.08% Zn, 0.14 to 20.7% Pb, 0.11 to 18.25 g/t Au and 0.2 to 2000 g/t Ag. In the Tension Sud area, grab samples from 3 outcrops yielded values of 0.17 to 0.67% Cu, 0.12 to 0.51% Zn and 1.5 to 26.1 g/t Ag.

A VTEM heliborne geophysical survey totalling more than 6,000 linear kilometres was also carried out on the Coulon JV project in the fall of 2007. This survey outlined numerous new EM conductors among which many are located directly in the immediate extensions of the fertile Coulon volcanic belt.

For complete results from the 2007 exploration program, the reader is referred to the 43-101 technical report entitled “ Technical Report and Recommendations 2007 Exploration Program, Coulon JV Project, Québec, Mines Virginia Inc. January 2008 ” prepared by Mathieu Savard, B.Sc., P. Geo. (Virginia Mines Inc.), Jérôme Lavoie, B.Sc., P. Eng. (Virginia Mines Inc.), Louis Grenier, B.Sc., Jr. Eng. (Virginia Mines Inc.), Isabelle Roy, B.Sc. P.Geo. (Virginia Mines Inc.). Vital Pearson, M.Sc. P.Eng. (Virginia Mines Inc.), and Paul Archer, M.Sc., P. Eng. (Virginia Mines Inc.), filed by the Company on January 28, 2008, and available on SEDAR (www.sedar.com).

3.1.6 Mineralization

The mineralization found on the Coulon JV property is summarized in the previous section.

For complete results from the 2007 exploration program, the reader is referred to the 43-101 technical report entitled “ Technical Report and Recommendations 2007 Exploration Program, Coulon JV Project, Québec, Mines Virginia Inc. January 2008 ” prepared by Mathieu Savard, B.Sc., P. Geo. (Virginia Mines Inc.), Jérôme Lavoie, B.Sc., P. Eng., Louis Grenier, B.Sc., Jr. Eng., Isabelle Roy, B.Sc. P.Geo. (Virginia Mines Inc.). Vital Pearson, M.Sc. P.Eng. (Virginia Mines Inc.), and Paul Archer, M.Sc., P. Eng. (Virginia Mines Inc.), filed by the Company on January 28, 2008, and available on SEDAR (www.sedar.com).

3.1.7 Sampling and analysis

Samples were collected and processed by personnel contracted by the Company. They were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed. All samples were shipped to the ALS Chemex sample preparation facility; however they were initially stored at the camp in unlocked facilities.

Annual Information Form, May 29, 2008
Virginia Mines Inc.

Storing in locked facilities was deemed unnecessary by the Company due to remote camp locations. Bags remained sealed until the ALS Chemex personal open them.

The reader is referred to the 43-101 technical report entitled “ Technical Report and Recommendations 2007 Exploration Program, Coulon JV Project, Québec, Mines Virginia Inc. January 2008 ” prepared by Mathieu Savard, B.Sc., P. Geo. (Virginia Mines Inc.), Jérôme Lavoie, B.Sc., P. Eng., Louis Grenier, B.Sc., Jr. Eng., Isabelle Roy, B.Sc. P.Geo. (Virginia Mines Inc.). Vital Pearson, M.Sc. P.Eng. (Virginia Mines Inc.), and Paul Archer, M.Sc., P. Eng. (Virginia Mines Inc.), filed by the Company on January 28, 2008, and available on SEDAR (www.sedar.com).

3.1.8 Exploration and development

In the course of 2007-2008 fiscal year, the Company and its partner Breakwater allocated an exploration budget of over $14M to the Coulon JV project thus allowing the Company and its partner to carry out an important diamond drill program, heliborne and ground geophysics as well as mapping. The Company and its partner are quite encouraged by the results obtained, and the targeted objectives were achieved and even surpassed on some occasions. The drilling program confirmed the extensions of the mineralized lenses 08, 9-25, 44 and 43. These lenses remain open at depth. Surface work led to the discovery of the Spirit lens that was confirmed with success by a few shallow holes. Many new very promising targets were also defined through VTEM and InfiniTEM geophysical surveys and geological mapping. To keep up the momentum, the Company and its partner voted a $20M budget for the 2008-2009 fiscal year. The main objective of this program is to continue delimitating through drilling the known mineralized lenses. According to results obtained, a 43-101 compliant resource calculation could be undertaken towards the end of the financial year. With the objective of discovering new mineralized lenses, the exploration program will also consist of borehole geophysics, mapping, prospecting, and drilling that will test the generated targets.

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended February 28, 2007 : $9,600

- For the fiscal year ended February 29, 2008: $3,619,062

3.2 The Corvet Est Property

3.2.1 Property Description and Location

The Corvet Est property is located in the James Bay region, Province of Québec, Canada, 53 kilometres south of LG-4 Airport. As at February 29, 2008, the property consists of 723 map-designated, adjacent claims totalling 37,092 hectares. These claims were held 100% by the Company.

Pursuant to an agreement dated May 6, 2005, Goldcorp was granted the option to earn a 50% undivided interest in the Corvet Est Property and the Lac Eade Property in consideration for:

(i) Option payments totalling $90,000 on or before the second anniversary of the agreement ($90,000 received by Virginia as at February 29, 2008); and

(ii) Exploration expenditure totalling $4,000,000 before the 5 th anniversary of the agreement.

These two properties were merged to form the Corvet Est property.

3.2.2 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The property is accessible only by floatplane or helicopter. However, the property can be approached by the James Bay road, via Matagami or Chibougamau, up to the junction of the Trans-Taïga road, at kilometric marker 544, which is less than 50 kilometres from the property. This road is gravelled and open all year round, and leads to the Caniapicau reservoir. Two floatplane bases are located along this road: Cargair (at kilometric marker 285) and Mirage (at kilometric marker 358). The property is located 48 kilometres south of Cargair and 87 kilometres southwest of Mirage. An alternate way to reach the property is to charter a plane up to LG-4 Airport, at kilometric marker 300 on the Trans-Taïga road.

Annual Information Form, May 29, 2008
Virginia Mines Inc.

The topography of the property is moderate with elevations varying from 350 to 450 metres. Outcrops are numerous and the overburden is thinner by comparison with the surrounding region where the glacial cover dominates. The forest is irregular, has low density, and consists of black spruce and grey pine. Forest fires affected nearly 50% of the surface area of the property. In general, there is no snow and lakes are not frozen between June and October.

3.2.3 History

It appears that the area of the property never was the object of significant exploration work in the past.

3.2.4 Geological Setting

Rocks in the region are Archean-aged and part of the Superior Province. The most part of the property is invaded by a volcano-sedimentary sequence interpreted as being part of the Lac Guyer greenstone belt. It is composed of metabasalts interbedded of felsic volcanics and thin belts of metasediments. This unit is fault-contacted with metasediments of the Laguiche Group. Age dating done in the region gives an age of 2,749 My for the Guyer Belt and of <2,698 My for the Laguiche Group. Units are east-west oriented with a steep dip to the north. Rocks are metamorphosed to the amphibolite facies.

For more details on the geological setting, the reader is referred to the 43-101 technical report entitled “Technical Report on 2007-2008 Drilling Program, Corvet Est Project, Québec, Virginia Mines Inc. May 2008 ”, prepared by Jean-François Ouellette, P. Geo., Services Techniques Géonordic, and filed on SEDAR (www.sedar.com) on May 26, 2008.

3.2.5 Exploration and Drilling

Prospecting and regional reconnaissance program conducted in the summers of 2002 and 2003 led to the discovery by Virginia of two significant gold structures called the Contact and Marco zones. Subsequent work carried out between the winter of 2004 and fall 2006 included basic prospecting, geological mapping, mechanical stripping, geophysical and geochemical surveys (till and B horizon) as well as four drilling programs. Work confirmed the potential of the Marco Zone, a plurimetric to decametric gold structure comprising several zones of finely disseminated sulphides (up to 10% arsenopyrite -pyrite-pyrrhotite), associated with microcline-tourmaline-garnet-biotite-magnetite alteration within felsic volcanics. The Marco Zone yielded several interesting intersections in drilling including 5.12 g/t Au over 13.4 metres, 10.10 g/t Au over 5.2 metres and 10.21 g/t Au over 3 metres. The west extension (Marco Ouest) also generated many economic intersections to a vertical depth of 350 metres, including 3.96 g/t Au over 7.75 metres, 4.78 g/t Au over 5 metres, and 14.73 g/t Au over 1.9 metre. The Marco zone and its Marco Ouest extension returned drill gold values over a lateral distance of over 1,400 metres and to a vertical depth of 350 metres. As for the Contact Zone, it produced irregular results and returned from time to time some mineralized intersection of interest. Surface work also led to the discovery of some other showings mineralized in gold, copper and/or molybdenum on the Corvet Est property and on the adjoining property Lac Eade, which is now part of the Corvet Est property.

In the winter of 2007 a new 14-hole program totalling 4,658 metres was carried out on the Corvet Est project. The program focussed on the Marco gold structure with twelve holes ( 4,112 metres) testing the extensions over a lateral distance of 1.3 kilometres and to a vertical depth of nearly 450 metres. Results were not interesting as overall drilling on the Marco zone intercepted many thin mineralized intersections that had an average gold value varying between 0.5 g/t and 2 g/t in thicknesses of 1 to 2 metres. However, two holes testing at depth the west extension of the Marco zone, yielded more encouraging results with 3.78 g/t Au over 7.2 metres (hole CE-07-62), and 3.43 g/t Au over 6 metres and 2.82 g/t Au over 7 metres (hole CE-07-63). These intersections are situated at vertical depths of 350 to 450 metres. Two other holes totalling 876 metres tested geophysical targets located several kilometres to the west of the Marco zone but did not generate any interesting results.

For complete results of the 2007 exploration campaign, the reader is referred to the 43-101 technical report entitled “Technical Report on 2007-2008 Drilling Program, Corvet Est Project, Québec, Virginia Mines Inc.. May 2008 ”, prepared by Jean-François Ouellette, P. Geo., Services Techniques Géonordic, and filed by the Company on SEDAR (www.sedar.com) on May 26, 2008.

Annual Information Form, May 29, 2008
Virginia Mines Inc.

3.2.6 Mineralization

The mineralization observed on the property is summarized in the previous section.

For a detailed description of the mineralization the reader is referred to the 43-101 technical report prepared by Charles Perry, B.Sc., P. Eng., entitled “Technical Report on 2007-2008 Drilling Program, Corvet Est Project, Québec, Virginia Mines Inc. May 2008 ”, prepared by Jean-François Ouellette, P. Geo., Services Techniques Géonordic, and filed by the Company on SEDAR (www.sedar.com) on May 26, 2008.

3.2.7 Sampling and Analysis

In 2004 Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Analyzed samples coming from channels or half-cores, with lengths varying from 0.5 to 1.5 metre, are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more.

3.2.8 Exploration and Development

In the 2007-2008 fiscal year, Goldcorp spent over $1.6M to conduct a diamond drill program on the Corvet Est project. The main objective of this program was to test in more detail, at shallow depth, the Marco gold structure. The Company and its partner voted a $1.5M budget for the 2008-2009 fiscal year, in order to drill test the depth extensions of the Marco and Marco Ouest zones and the continuity of the gold structure towards the west with the hope of discovering more important mineralized lenses with economic value. A phase of surface work is also planned in the summer of 2008 with the objective of discovering new gold structures of interest in the less explored areas of the property.

The Company did not conduct any work in the last two fiscal years.

3.3 The Poste Lemoyne Extension Property

3.3.1 Description and location of the property

The Poste Lemoyne Extension project is located in the James Bay area, province of Quebec, at approximately 475 kilometres north-east of the town of Matagami and 10 kilometres west of the Hydro-Québec Poste Lemoyne substation on the Trans-Taïga road. The project consists of 230 map-designated claims covering 10,776.2 hectares or 107.76 square kilometres. The claims are 100% held by the Company and are subject to a 1% N.S.R. to Globestar Mining Company. The Company may buy back 0.5% N.S.R. for $500,000.

3.3.2 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The exploration camp is beside the Trans-Taïga gravel road at kilometric marker 176.5. All supplies and fuel were freighted by truck from Radisson or Rouyn-Noranda to the camp. The region includes many lakes and rivers. The landscape is relatively flat with an altitude varying between 275 and 400 metres. The hydrographic network is oriented in a regular east-west direction, probably influenced by either glacial processes or faulted bedrock. Vegetation is typical of taiga including areas covered by forest and others devoid of trees. In some areas, bedrock outcrops are absent for many square kilometres because of the abundance of quaternary deposits and swamps.

Annual Information Form, May 29, 2008
Virginia Mines Inc.

3.3.3 History

It appears that in the past no significant work was done on the Poste Lemoyne Extension property. Prospecting and airborne geophysical surveys were carried out by Tyrone Mines Inc. (1959), Noranda Exploration Inc. (1972-1973) and the SES Group (1973-1976).

3.3.4 Geological setting

The Poste Lemoyne Extension property is located in the oriental portion of the Superior geological Province at the border of the La Grande and the Opinaca sub-provinces. The ages of those rocks vary from 2600 My to 3400 My and they have been deformed by the Kenorean orogeny between 2660 and 2720 My. The La Grande sub-province is a volcano-plutonic assemblage composed of an ancient tonalitic gneiss (2788 – 3360 My) and many volcano-sedimentary sequences from the Guyer group (2820 My). The Opinaca sub-province is a metasedimentary and plutonic sequence composed of wackes and biotite paragneiss from the Laguiche group and by many granitic to pegmatitic intrusions. In many places the contact between the two sub-province is a deformation corridor. On the property the Guyer group is composed mostly of basalts, wackes and iron formations with minor amounts of QFP intrusives.

For more details about the geological context of the property, the reader is referred to the 43-101 technical report entitled “ Technical Report and Recommendations, Fall 2007-Winter 2007, Drilling Program, Poste Lemoyne Extension Property, Québec, February 2008 ”, prepared by Alain Cayer, M.Sc., P. Geo. and filed on February 26, 2008 on SEDAR (www.sedar.com).

3.3.5 Exploration Work and Drilling

Following a heliborne geophysical survey, geological reconnaissance and prospecting led to the discovery in June 1998 of the Orfée Zone (up to 82.2 g/t Au) in the southern sector of the property. A work program including line cutting, ground magnetic and Max-Min surveys, detailed mapping, mechanical stripping, and channelling was completed during summer and fall 1998 and was followed by a first drill campaign of 7 holes for 1142 metres. Holes drilled under the Orfée showing have returned interesting values going up to 6.14 g/t Au over 5 metres. Other mapping and trenching programs were carried out during fall 2000 and 2001 and allowed to follow the mineralization of the Orfée Zone, almost continuously, laterally on a distance of over 125 metres. Mineralization consists mainly of disseminated, and in stockworks sulphides (up to 20% pyrrhotite-pyrite-arsenopyrite) within a plurimetric thick deformation corridor oriented ESE-WNW, affecting siliceous sediments and oxide-silicate iron formation.

This surface work was followed by two diamond drilling campaigns consisting of 60 holes totalling 9,591 metres from January 2002 to March 2003. The holes tested the Orfée Zone over a lateral distance of 400 metres and down to a 350-metre vertical depth. Many geophysical and geological targets were also evaluated along the structural corridor which hosts the Orfée Zone. At the end of work, a geostatical modelisation and a first resource evaluation were made by an independent qualified person, Mr. Christian D’Amours, according to CIM standards on mineral resources and reserves definition and National Instrument 43-101 Standards of Disclosure for Mineral Projects. U sing a minimal width of 3 metres and an upper cutting level of 90 g/t Au, resources of the Orfée Zone are established at 203,483 tonnes grading 14.5 g/t Au ( 94,853 ounces), including 88,588 tonnes grading 9.44 g/t Au ( 26,886 ounces measured) and 114,895 tonnes grading 18.4 g/t Au ( 67,967 ounces inferred) (D’Amours C., mars 2003. Modélisation géostatique et estimation des ressources. Rapport interne, Mines d’Or Virginia – 16 pages – filed on April 3, 2006 on SEDAR (www.sedar.com). There was no additional study done as for the economic viability of these resources.

Two other additional drilling programs were carried out in the December 2003 to February 2004 period (18 holes for 3,132 metres) and from the fall of 2006 to February 2007 (12 holes for 3,939 metres). One of the main objectives of these two programs was to test more systematically a major zone of flexure along the regional structural corridor, similar to the one hosting the Orfée Zone and located 500 metres east of the Orfée Zone. These holes have allowed for the definition of a large auriferous structure developed in a sequence of basalts/greywackes/ banded iron formation, mineralized principally with pyrrhotite. This structure, now called Orfée Est, was followed laterally over 225 metres and to a vertical depth of 200 metres. These holes returned many large intersections anomalous in gold including, in

Annual Information Form, May 29, 2008
Virginia Mines Inc.

many cases, intervals grading 1 g/t Au or more in thicknesses of 15 to 25 metres. In addition, some holes intercepted metric intervals with higher grades of up to 56.36 g/t Au over 1 metre. Five holes tested the Orfée zone to a maximal depth of 460 metres and extended the vertical continuity of the zone by 60 additional metres to a depth of 310 metres with an intersection grading 28.73 g/t Au over 2 metres (uncut). However, the results obtained at vertical depths of 350 to 460 metres suggest that the high grade zone does not continue at these depths or that its plunge changed significantly.

In March and April 2007, a 19-hole drill program totalling 5,564 metres and an induced polarisation survey totalling 65.7 kilometres were completed. The drill program targeted mainly the Orfée Est zone and 14 of the 19 new holes tested the extensions of this large gold structure. The new holes once again proved the highly auriferous nature of the Orfée Est zone and confirmed its vertical continuity down to a depth of 400 metres under the surface. The Orfée Est Zone shows a significant improvement at depth as the two deeper holes yielded the best results of the program : 4.28 g/t Au over 16 metres (including 30.11 g/t Au over 1 metre and 12.02 g/t Au over 1 metre ) to a vertical depth of 340 metres in hole PLE-07-105 and 2.89 g/t Au over 17.2 metres (including 7.20 g/t Au over 1.2 metre and 23.63 g/t Au over 1 metre ) to a vertical depth of 400 metres in hole PLE-07-112. Many other large intersections highly anomalous in gold were also obtained at shallower depth in the Orfée Est Zone, including 1.02 g/t Au over 53 metres (PLE-07-99), 0.92 g/t Au over 50 metres including 1.43 g/t Au over 28 metres (PLE-07-98), 1.04 g/t Au over 20.2 metres (PLE-07-104), 0.40 g/t Au over 66 metres (PLE-07-110) and 0.50 g/t Au over 45 metres (PLE-07-101). The Orfée Est Zone is now traced laterally over nearly 500 metres and to a vertical depth of 400 metres where it remains totally open. The drill program also included five holes testing diverse regional targets that didn’t yield any significant results.

Finally a geological reconnaissance program was completed in the summer of 2007 in the less known areas of the property. This program identified four new areas of interest that justify a follow-up in the summer of 2008.

Complete results of the winter 2007 drill campaign are presented in the 43-101 technical report entitled “ Technical Report and Recommendations, Winter 2007, Drilling Program, Poste Lemoyne Extension Property, Québec, February 2008” , prepared by Alain Cayer, M. Sc., P. Geo. and filed on February 26, 2008, on SEDAR (www.sedar.com).

3.3.6 Mineralization

Mineralization observed on the property is summarized in the previous section.

For a more detailed description of the mineralization, the reader is referred to the 43-101 technical report entitled “ Technical Report and Recommendations, Winter 2007, Drilling Program, Poste Lemoyne Extension Property, Québec, February 2008” , prepared by Alain Cayer, M.Sc., P. Geo. and filed on February 26, 2008, on SEDAR (www.sedar.com).

3.3.7 Sampling and Assays

In 2004 Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Analyzed samples coming from channels or half-cores, with lengths varying from 0.5 to 1.5 metre, are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more.

3.3.8 Exploration and Development

In the 2007-2008 fiscal year, the Company incurred expenditures of over $1.4M on the Poste Lemoyne Extension project. Work revealed the promising potential of the Orfée Est zone at depth. During the 2008-2009 financial year, the Company is planning a $1.4M budget to conduct a drill program in the

Annual Information Form, May 29, 2008
Virginia Mines Inc.

winter of 2008. This drill program focus on testing in more detail the Orfée Est zone at depth with the hope of confirming the emergence of an economic zone. A few holes are also planned to verify the plunge of the Orfée zone at depth as well as a few regional targets. Prospecting and geological mapping is also scheduled for the summer of 2008 with the objective of outlining new mineralized zones in the little explored areas of the property.

Expenditures for exploration work done by the Company are as follows:

  For the fiscal year ended February 28, 2007 $641,905
  For the fiscal year ended February 29, 2008 $1,403,708

ITEM IV – Dividends

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial needs to fund its exploration programs and its future financial growth and any other factors that the board deems necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

ITEM V – Capital Structure

The Company’s authorized capital stock consists of an unlimited number of common shares without par value, of which, as of February 29, 2008, a total of 27,005,110 shares were issued and outstanding. Each common share confers upon the holder the right to one vote at all shareholders’ meetings, to receive all dividends associated with this class of shares as declared by the Company, and upon the dissolution of the Company, the holder is entitled to receive, along with other shareholders, a share of the Company’s assets, proportional to his/her holdings.

ITEM VI – Stock Market for the Trading of Shares

The shares of the Company have been listed on the Toronto Stock Exchange (symbol VGQ) since April 05, 2006. Prior thereto, the shares of the Company’s predecessor entity, Virginia, had been listed on the Toronto Stock Exchange since the formation of the predecessor entity in June 1996.

Trading Price and Volume

The table below provides information as to the high and low prices of the Company’s common shares, and monthly trading volume for the shares during the 2007-2008 fiscal year.

2007	Low ($)	High ($)	Volume (#)
March	5.00	6.50
2,118,894

April	5.30	6.45
1,788,700

May	5.00	6.24
1,113,827

June	5.35	6.70
1,040,706

July	5.60	6.65
801,630

August	4.49	6.13
1,511,906

September	5.19	7.74
1,422,666

October	6.66	9.19
1,372,739

November	6.86	8.98
1,026,972

December	6.92	8.29
621,284

2008
January	5.71	8.18
1,327,335

February	5.76	7.59
1,119,213

Total
15,265,872

Annual Information Form, May 29, 2008
Virginia Mines Inc.

ITEM VII – E scrowed Shares

There are no escrowed shares.

ITEM VIII – Risk Factors

8.1 Industry Conditions

The exploration for and development of mineral deposits involve significant risks and while the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. All of the Company’s properties are in the exploration stage and the Company is presently not exploiting any of its properties and its future success will depend on its capacity to generate revenues from an exploited property.

The discovery of mineral deposits depends on a number of factors, including the professional qualification of its personnel in charge of exploration. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. In the event that the Company wishes to commercially exploit one of its properties, the exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration and development of mineral deposits. Mining operations generally involve a high degree of risk, including unusual and unexpected geologic formations.

There can be no guarantee that sufficient quantities of minerals will be discovered or that one of the Company’s properties will reach the commercial production stage. Few properties that are explored are ultimately developed into producing mines. If the Company discovers profitable mineralization, the Company does not have sufficient financial means to bring a producing mine into operation. Considering that the Company has no properties with proven reserves and considering the aforementioned risk factors, it is unlikely that the Company will develop a profitable commercial operation in the near future.

8.2 Regulatory Matters

The Company’s mining activities are subject to governmental regulation. These activities can be affected at various levels by governmental regulation governing prospecting and development, price control, taxes, labour standards and occupational health, expropriation, mine safety, toxic substances, environmental protection and other matters. An excessive supply of certain minerals may arise from time to time due to the absence of a market for said minerals and to restrictions on exports.

Exploration and commercialization are subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of wastewater and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively rehabilitate mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents. A violation of these laws may result in the imposition of substantial fines and other penalties.

8.3 Permits, Licences and Approvals

The operations of the Company require licences and permits from various governmental authorities. The Company believes it holds or is in the process of obtaining all necessary licences and permits to carry on the activities, which it is currently conducting under applicable laws and regulations. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Company will be able to obtain all necessary licences and permits that may be required to maintain its mining activities, construct mines or milling facilities and commence operations of any of its exploration properties. In addition, if the Company proceeds to production on any exploration

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property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to obtain such permits and licences or that it will be able to comply with any such conditions.

8.4 Title to Property

Although the Company has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s interests in its properties.

8.5 Competition

The Company’s activities are directed towards the exploration, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company will result in discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts, and the Company may not be able to successfully raise funds required for any such capital investment.

8.6 Dependence on Management

The Company is dependent on certain members of management, particularly its President, André Gaumond, and its Vice-president, Paul Archer. The loss of their services could adversely affect the Company. Investors must rely on the Company’s directors and those who are unwilling to do so should refrain from investing in the Company.

Management of the Company rests with a few key employees, the loss of any of whom could have a detrimental effect on the Company’s operations.

8.7 Conflicts of Interest

Certain directors and officers of the Company also serve as directors and officers of other companies involved in natural resource exploration and development; consequently, there is a possibility that such directors and officers will be in a position of conflict of interest. Any decision made by such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors and officers may have a material conflict of interest.

8.8 Commercialization

The commercialization of minerals depends on a number of factors that are independent from the Company’s desire to proceed with said commercialization. These factors include market fluctuations and governmental regulations concerning prices, taxes, fees, authorized production, imports and exports. The exact effect of these factors cannot be accurately evaluated.

8.9 Uninsured Hazards

The Company could be held responsible for certain events including environmental pollution, cave-ins or other hazards against which a company such as Virginia Mines cannot insure or against which it may elect not to insure, taking into consideration the importance of the premiums or other reasons. The payment of amounts relating to liability of the aforementioned hazards could cause the loss of the Company’s assets.

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8.10 Land Claims

At the present time, none of the properties in which the Company has an interest or an option to acquire an interest is the subject of an aboriginal land claim. However, no assurance can be provided that such will not be the case in the future.

ITEM IX – Directors and Officers

The following table lists the Company’s Directors and Officers as of February 29, 2008.

Name and residence	Principal occupation	Director or Officer since	Number of shares	%
André Gaumond Lac Beauport (Qc)	President and CEO of the Company	November 30, 2005	801,826	2.97
André Lemire (1) (2) Westmount (Qc)	President of Lemvest Inc.	November 30, 2005	129,051	0.48
Paul Archer St-Augustin-de-Desmaures (Qc)	Vice-President, Exploration and Acquisitions, for the Company	March 23, 2006	100,000	0.37
Claude St-Jacques (2) Sillery (Qc)	Chairman of the Board of Directors of S.E.M. Vior inc.	November 30, 2005	50,625	0.19
Mario Jacob (1) (2) Ste-Foy (Qc)	President of Maximus Capital Inc.	November 30, 2005	0	0.00
Edmond Legault (1) (2) St-Sauveur (Qc)	Mining Consultant	November 30, 2005	0	0.00
Gaétan Mercier Beauport (Qc)	CFO and Secretary of the Company	March 23, 2006	14,186	0.05

(1) Member of the Audit Committee
(2) Member of the Remuneration Committee

9.1 Biographical Notes

André Gaumond has been President and Chief Executive Officer and Director of the Company since November 30, 2005 and was President and Chief Executive Officer and Director of Virginia Gold Mines Inc. from June 1, 1996 to March 31, 2006. He was President and Director of the Old Virginia Gold Mines from 1992 to 1996 and of Exploration Diabior Inc. from 1993 to 1996 (these companies merged to form Virginia Gold Mines Inc., predecessor to the Company in June 1996). Mr. Gaumond is a geological engineer with a master’s degree in geological economics. He worked as a geologist for several organizations, including Noranda, SOQUEM and the government of Quebec. From 1987 to 1990, he was a mining analyst for financial institutions such as Pemberton Securities and Midland Walwyn. In 1990, he joined Corpomin Management as a technical and financial adviser, where he held a variety of senior management positions within different mining exploration companies. In 1995, he was nominated President of the Quebec Prospectors Association. On behalf of Virginia’s team, he accepted the Quebec Prospector of the Year award in 1996-97 for the company’s work in James Bay, and the prix Ressource from the Quebec Order of Geologists in 2001. In 2004, Virginia was again awarded the title of Quebec Prospector of the Year in recognition of the Coulon and Éléonore projects. Mr. Gaumond received the title of Quebec Entrepreneur of the Year in 2005 for his achievement on the Éléonore project, as well as was named “Mining Man of the Year” in Canada by mining magazine “The Northern Miner”. In 2006 he was given the prestigious Canadian Prospector of the Year award from the Prospectors and Developers Association of Canada (PDAC). In 2007 he received the e3 (Environmental Excellence in Exploration) award in Quebec and the same award in 2008 in Canada. He sits on the Board of Directors of Aurelian as well as on the Board of the PDAC. Mr. Gaumond is a member of several professional associations, among them the Quebec Order of Engineers.

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André Lemire has been a Director of Virginia since June 1996. He became a Director and Chairman of the Board of New Virginia upon its incorporation on November 30, 2005, Mr. Lemire is also Chairman of the Audit Committee. Mr. Lemire has a degree in Economics from the University of Ottawa. From 1972 to 1990, he held various executive positions with the brokerage firm of Levesque Beaubien Geoffrion Inc., notably Executive Vice-President and member of the Board of Directors. From February 1990 to January 1995, he was President and Director of Operations for Marleau, Lemire Securities Inc. In January 1995, he became Co-Chairman of the Board of Marleau, Lemire Securities Inc. and President of Marleau Lemire Inc. Mr. Lemire was also the Governor of the Montreal Stock Exchange for the period of 1994 to 1996. He is currently President of LemVest Inc., a private holding company. The Board of Directors appointed Mr. Lemire Chairman of the Board of Virginia. In this capacity Mr. Lemire must ensure that the Board is in a position to act independently from management.

Claude St-Jacques has been a Director of the Company since November 30, 2005, and was a Director of Virginia Gold Mines Inc. from June 3, 1996 to March 31, 2006. He was Director of the Old Virginia Gold Mines Inc. from 1986 to 1996 and of Exploration Diabior Inc. from 1989 to 1996 (these companies merged in June 1996 to form the Company’s predecessor entity). He graduated from Laval University in 1982 and has been involved in the mining industry ever since. Mr. St-Jacques was General Manager of the Association des Prospecteurs du Québec from 1982 to 1984. He is Chairman of the Board of Société d’exploration minière Vior inc., a company traded on the TSX Venture Exchange.

Mario Jacob has been a Director of the Company since November 30, 2005, and was a Director of Virginia Gold Mines Inc. from June 21, 2005 to March 31, 2006. He is president and director of Maximus Capital Inc., a consulting company in business financing and corporate reorganization. He is a lawyer and a member of the Québec Bar since 1995. He is also director and corporate secretary of Power Tech Company Inc. Mr. Jacob was president and director of Dufort Capital Inc., a capital pool company, now called Groupe Odésia Inc. following its qualifying transaction. Mr. Jacob was director and secretary of Les Investissements Rasa Inc., another capital pool company now called Fortsum Inc. and of SLC Capital Inc. now called Conporec Inc. He was Vice-President and director of LBJ Partenaires Inc., a private management company from October 2000 to October 2004. He was also an associate of Flynn, Rivard avocats from January 1996 to October 2000. He was the Corporate Secretary of Ressources Plexmar Inc. from January 2002 to February 2005 and of Lyrtech Inc. from August 2000 to June 2001.

Edmond Legault is a mining consultant. He has been a Director of the Company since November 30, 2005, and was a Director of Virginia Gold Mines Inc. from November 21, 2004 to March 31, 2006. From 1966 to 1974, Mr. Legault worked as Mine Superintendent at St. Lawrence Colombium in Oka. From 1974 to 1978, he was sales manager, Eastern Canada for U&N Equipment of Toronto. From 1978 to 1982, he served with the Québec Metal Mining Association as Director of Technical Services. From 1982 to 1986, he acted as Mine Manager at the Selbaie Mine. From 1987 to 1992 he was appointed as Vice-President and Director of operations for Richmont Mine Inc. From 1993 to 1998 he acted as Vice-President Operations of Procoloro Resources Inc., a junior mining company, while acting as President of two subsidiaries of Procoloro Resources Inc., namely: Procoloro Colombia Inc. in Colombia and Lamid Inc. in Panama. Since 1999, Mr. Legault has been semi-retired and works as a mining consultant. Mr. Legault also was a director of several junior mining companies. He has received several awards for his achievements in connection with mine safety. He has also contributed to the advancement of mining technology by participating in the development of new equipment with specific use in the mining fields.

Paul Archer has been Vice-President, Exploration and Acquisitions since March 23, 2006, and was Vice-President, Exploration and Acquisitions of Virginia Gold Mines Inc. from June 1, 1996, to March 31, 2006. Mr. Archer is a geological engineer with a master’s degree in Earth Sciences and has 25 years experience in the mining industry and more specifically in Archean gold and base metal exploration. He has brought his experience to various mining companies such as Shell Minerals, Noranda, Northgate Explorations, Westminer Canada, and more recently to SOQUEM, where he was General Manager for northern Québec between February 1993 and March 1996. He was President of the Association des prospecteurs du Québec from September 1996 to September 1998.

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Gaétan Mercier has been Chief Financial Officer and Secretary of the Company since March 23, 2006, and was Chief Financial Officer and Secretary of Virginia Gold Mines Inc. from December 2000 to March 31, 2006. He was the Controller of the Old Virginia Gold Mines from June 1996 to November 2000. He was also Controller of Old Virginia and Diabior Exploration from 1989 until the amalgamation of these two companies to form the Company in 1996. He is currently Treasurer of Vior S.E.M. From 1983 to 1989, Mr. Mercier was Chief Accountant for Maranda Labrecque Ltée. He holds a Bachelor of Administration from Laval University in Québec City.

9.2 Corporate Cease Trading or Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company is, as of the date hereof, or has been within the ten years prior to the date hereof, a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

  Was the subject of a cease trading order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
  Was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
  Became, or within a year of a director or executive officer ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

9.3 Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company, has:

  Been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or
  Been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

9.4 Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company, or a personal holding company of any such persons has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

9.5 Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company, and a director or officer of the Company or a subsidiary of the Company.

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Virginia Mines Inc.

ITEM X – Promoters

Mr. André Gaumond is considered to be the promoter of Company due to his involvement in the Company and his management role. At February 29, 2008 Mr. Gaumond held or exercised control over 801,826 common shares of the Company (approximately 2.97% of the Company’s shares issued and outstanding).

Mincor Québec Inc., a company wholly owned by Mr. André Gaumond, receives payments for various services, which are detailed in the Company’s Management Information Circular.

ITEM XI – Audit Committee Information

11.1 The Audit Committee Charter

A copy of the Audit Committee Charter is attached to this Annual Information Form as Schedule A.

11.2 Composition of the Audit Committee

The members of the Audit Committee are André Lemire, Mario Jacob and Edmond Legault. All members are financially literate and independent members of the audit committee, as such terms are defined in Multilateral Instrument 52-110 Audit Committees (“MI 52- 110”).

11.3 Relevant Education and Experience

Mr. André Lemire, president of the Audit Committee, earned his degree in Economics from the Ottawa University. Mr. Lemire was also the Governor of the Montréal Stock Exchange from 1994 to 1996.

Mr. Mario Jacob is a lawyer by profession; however his practice has always been related to business financing. He has undertaken additional training with the specific objective of understanding all aspects of corporate finance. To this end, he successfully completed the course offered by the Real Estate Board that led to his certification as a real estate agent.  This training included all aspects related to the reading and understanding of the financial statements of a Company.  He also successfully completed the "Understanding and Analysis of Financial Statements" course offered by the Bar of Quebec. He has all the necessary requirements to carry out his role on the audit committee.

Mr. Edmond Legault has completed courses in Business Management. He does not have any other relevant education but his numerous years of experience at the upper management level with major mining companies are assets to this committee.

11.4 Reliance on Certain Exemptions

At no time since the commencement of the Company’s financial year ended February 29, 2008, has the Company relied on the exemption provided under sections 2.4, 3.2, 3.3, 3.4, 3.5 or 3.6 of MI 52-110 or an exemption granted under Part 8 of MI 52-110 (Quebec).

11.5 External Auditor Service Fees

The following table sets forth the fees paid to PricewaterhouseCoopers LLP, chartered accountants, the Company’s external auditors for services rendered for the fiscal years 2008 and 2007.

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Virginia Mines Inc.

Services	2008	2007
Audit fees
$91,360

$69,436

Fees related to the audit (2)
$117,314

$57,660

Tax fees
$6,850
		$97,185	(1)
All other fees
–

–

TOTAL
$215,524

$224,281

(1) Includes work done with regard to income tax credit and to the Goldcorp transaction.
 (2) These fees include work related the examination of financial statements of the three quarters, work related to SOX 404, guidance in answering questions with reference to comment letters from the Quebec Securities Commission and from the U.S. Securities and Exchange Commission as well as work in connection with some new accounting standards.

ITEM XII – Legal Proceedings

There are no legal proceedings to which the Company is a party, or to which any of its properties are subject, nor are there any such proceedings known or contemplated, that are of a material nature.

ITEM XIII – Interest of Management and Others in Material Transactions

The information concerning the Interest of Management and Others in Material Transactions can be found in the Company’s Management Information Circular which was sent to shareholders in connection with the annual shareholders meeting of the Company to be held on June 18, 2008. A copy of the Management Information Circular can be found at www.sedar.com.

ITEM XIV – Registrar and Transfer Agent

The registrar and transfer agent of the Company is CIBC Mellon TrustCompany, which maintains the shareholder register at its offices located at 2001 University Street, Suite 1600 , Montreal, QC H3A 2A6.

ITEM XV – Material Contracts

Over the fiscal year ended on February 29, 2008, the Company did not enter into any important agreement.

ITEM XVI – Interest of experts

PricewaterhouseCoopers LLP is the external auditor who prepared the Auditors’ Reports to the Shareholders of Virginia Mines Inc. under Canadian generally accepted auditing standards. PricewaterhouseCoopers LLP has confirmed to the Corporation that it is independent within the meaning of the Rules of Professional Conduct of the Ordre des Comptables agréés du Québec. These rules are equivalent or similar to Rules of Professional Conduct applicable to chartered accountants in the other provinces of Canada.

ITEM XVII – Additional Information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, Corporate Governance, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Management Information Circular prepared in connection with the Company’s Annual Meeting of Shareholders to be held on June 18, 2008. Additional financial information is provided in the Company’s financial statements and MD&A for the fiscal year ended February 29, 2008. A copy of such documents may be obtained, upon request, from the Chief Financial Officer of the Company.

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Upon request, the Company will provide you with:

  One copy of the Company’s Annual Information Form, together with one copy of any document, or the pertinent pages of any document incorporated by reference in the Annual Information Form;
  One copy of the Company’s comparative financial statements for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor, and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

  One copy of the Management Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and

  When securities of the Company are in the course of a distribution pursuant to a short form prospectus or preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus not otherwise referred to herein.

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Virginia Mines Inc.

SCHEDULE A

AUDIT COMMITTEE CHARTER

1. Goals and general objectives

The audit committee members are selected among the board of directors of Virginia Mines Inc. (the “Company”). The Audit Committee (the “Committee”) will assist the board or directors (the “Board”) in fulfilling its oversight responsibilities for:

  the integrity of the Company’s financial statements;
  the Company’s compliance with legal and regulatory requirements;
  the independent auditor’s qualifications and independence;
  the performance of the Company’s independent auditors and internal audit function;
  the Company’s system of disclosure controls and procedures, internal controls over financial reporting and compliance with ethical standards adopted by the Company.

The Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures, and practices at all levels. In exercising its functions, the Committee maintains open communication among the Board, the management as well as with the internal and external auditors.

2. Powers

The Board authorizes the Committee to investigate into any matters within the scope of its responsibilities and is empowered to:

  ask for information when needed to:
    all employees (and all employees are directed to cooperate when the Committee makes a request).
    third parties.
  obtain legal or other counsel from outside professionals; and
  invite, when deemed necessary, the directors of the Company to participate in meetings.

The Company will provide appropriate funding, as determined by the Committee, for compensation to the independent auditor, to any advisors that the Committee chooses to engage, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3. Organization

Members

3.1 The Committee is comprised of three (3) members, all of whom do not hold any direct management position within the Company and those members are named by the Board.

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Each committee member will be a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director.

3.2 All members must be financially literate. The definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues than can reasonably be expected to be raised by the Company’s financial statements. The Board will determine whether at least one member of the committee qualifies as an “audit committee financial expert” in compliance with the criteria established by the SEC. The existence of such a member, including his or her name and whether or not he or she is independent, will be disclosed in periodic filings as required by the SEC. Committee members are encouraged to enhance their familiarity with finance and accounting by participating in educational programs, including those conducted by the Company or outside consultants.

3.3 The mandate of the members is for one year, automatically renewable, unless otherwise instructed or upon resignation. Unless a chairperson is elected by the full board, the members of the committee may designate a chairperson by majority vote.

3.4 Quorum for all meetings will be two members.

3.5 The secretary of the Committee will be the Company secretary or any other person nominated by the Committee.

Attendance in meetings

3.6 If deemed necessary, the Committee may invite other people (such as the Chief Executive Officer, the Treasurer and the head of the internal auditing function) to participate in the meetings.

3.7 A part of its responsibility to foster open communication, the Committee will meet periodically with management, the head of the internal auditing function, and the independent auditor in separate executive sessions and when appropriate to present their reports.

3.8 The Committee will meet periodically as required to fulfill its obligations either telephonically or by other means. Special meetings may be held when needed either telephonically or by other means.

3.9 Each regularly scheduled meeting will conclude with an executive session of the Committee members.

3.10 Brief minutes of each meeting must be recorded.

4. Roles and responsibilities

In the scope of its mandate, the Committee:

4.1 reviews this charter periodically, at least annually, and recommend to the Board any necessary amendments.

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4.2 must periodically report on the results of examination of the business and makes recommendations to the Board.

External Audit

4.3 The Committee establishes methods to ensure the independence and qualifications of the external auditor, namely:

i) makes recommendations to the Board in relation to the nomination of the external auditor for the purposes of establishing or delivering an audit report or providing any other auditing services. The Committee will also make recommendations in relation to the remuneration of the external auditor. The nomination will be put forward for shareholders’ approval at the annual meeting;

ii) ensures that the external auditor operates independently from the Board and the Committee. It could recommend, if required, the dismissal of the external auditor;

iii)examines yearly and discusses the external auditor’s report, detailing all elements that could have an effect upon its independence, and including all services performed and fees submitted by the external auditor. The external auditor could be invited to participate in this discussion, if necessary;

iv) when a change of external auditor is foreseen, examines all questions related to this change, notably those relative to information that must contain a notice of change of auditor as promulgated by applicable rules and regulations, and the steps that must be followed to permit an orderly transition;

v) whether or not a change in external auditor is foreseen, examines systematically the events to declare conforming to those rules and regulations (disagreements, questions out of order and consultations);

vi) examines and approves the hiring policies for employees or former employees of the external auditor;

Other

The external auditor reports directly to the Committee.

i) The auditor’s report should be used to evaluate the independent auditor’s qualifications, performance, and independence. Furthermore, the Committee will review the experience and qualifications of the lead partner and other senior members of the independent audit team each year to determine that all partner rotation requirements, as promulgated by applicable rules and regulations, are executed.

ii) The Committee oversees the resolution of disagreements between management and the external auditor if they arise.

iii) Since some services provided by the auditor are not compatible with their independence or the appearance of such independence, the Committee reviews and pre-approves both audit and non-audit services to be

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provided by the independent auditor. The authority to grant pre-approvals may be delegated to one or more designated members of the Committee whose decisions will be presented to the full Committee at its next regularly scheduled meeting. Approval of non-audit services will be disclosed to investors in periodic reports.

Financial Information

4.4 The Committee supervises the audit process, establishes the means and the disclosure of the financial information, in particular:

i) the instigation of an internal control system, surveillance of the system’s application, the review of the integrity of the organization’s financial reporting processes and internal control structure and the verification of the accuracy of the financial information to be divulged;

ii) meets with the independent auditor and management to discuss the annual audited financial statements and quarterly financial statements, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operation”, the Form 20-F/40-F and any other filing with regulatory authorities or press release related to the financial results;

iii) reviews all documents with financial information, verified or not, before their publication;

iv) reviews the audit plan with the external auditor and management;

v) examines, along with management and the external auditor, the proposed changes relative to general accounting principals and critical accounting policies, examine the impact of risks and uncertainties as well as management’s estimates and important decisions that could have a significant effect on the financial information. The Committee will discuss all alternatives treatments that have been discussed with management;

vi) questions the management and the external auditor on important issues pertaining to financial information that has been discussed during the course of the last fiscal period, and suggests solutions. The Committee will also discuss the schedule of unadjusted differences;

vii) studies problems encountered by the external auditor during the audit, in particular those arising because of restrictions imposed by management or on significant accounting questions where there is disagreement with management;

viii) reviews the annual financial statements and the external auditor’s report and obtains explanations from management on all significant differences compared to other periods;

ix) examines the post-audit letter or the letter of recommendations from the external auditor as well as management’s response and the actions taken in reaction to the recommendations;

x) where applicable, reviews management’s assertion on its assessment of the effectiveness of internal control as of the end of the most recent fiscal

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year, examines the external auditor’s evaluation of internal controls as well as the response of management;

xi) reviews the treasurer’s reports, management’s response and the actions taken in reaction to the recommendations;

xii) reviews the nomination of the person in management responsible for financial matters and that of all other persons with similar functions who participate in the process of the disclosure of financial information;

xiii) reviews that adequate procedures are in place to review Company’s public disclosure of financial information extracted or derived from its financial statements and periodically assesses the adequacy of those procedures;

xiv) keeps informed, trough the external and internal auditors, of any weakness in the systems that could cause errors or deficiencies in financial reporting or deviations form the accounting policies of the Company or from applicable laws and regulations;

xv) reviews the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the financial statements of the Company;

xvi) reviews and approves all related-party transactions, defined as those transactions required to be disclosed.

Complaints

4.5 Establishes procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters.

4.6 Establishes procedures for the confidential, anonymous submission by Company employees regarding questionable accounting or auditing matters.

Code of Ethics

4.7 Establishes, reviews, and updates periodically a code of business conduct and ethics and determines whether management has established a system to enforce this code. Determines whether the code is in compliance with all applicable rules and regulations.

4.8 Reviews management’s monitoring of the Company’s compliance with its code of business conduct and ethics, and determines whether management has the proper review system in place such that the Company’s financial information disseminated to governmental organizations and the public satisfy legal requirements.

Other

4.9 Reviews, with the Company’s counsel, legal compliance matters, including corporate securities trading policies.

4.10 Reviews, with the Company’s counsel, any legal matter that could have a significant impact on the Company’s financial statements.

4.11 Discusses policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process as well as the

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Company’s major financial risk exposures and the steps management has undertaken to control them.

4.12 Conducts an annual performance assessment relative to the Committee’s purpose, duties, and responsibilities outlined herein.

4.13 Prepares Committee’s report to be included in the Company’s annual proxy statement, as required by SEC Regulations.

4.14 Performs any other activities consistent with this charter, the Company’s bylaws, and governing law, as the Board deems necessary or appropriate.